January 17, 1997


Securities and Exchange Commission
450 5th. Street NW
Washington, DC   20549

RE:     Registration Statement Form S-3
        filed January 10, 1997, SEC file No. 333-19559



        It is hereby requested that the following Delaying Amendment be incorporated with Interactive Technologies Corporation, Incorporated Form S-3 filing dated January 10, 1997, SEC file # 333-19559:

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.



                                    Interactive Technologies Corporation, Inc.